

Mail Stop 3561

February 2, 2018

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re: Rocky Mountain High Brands, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 25, 2018**
> **File No. 333-221273**

Dear Mr. Welch:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2018 letter.

Cover Page, page 3

1. We note the reported share price is as of October 31, 2017. Please update the share price to the most recent practicable date.

Plans for Meeting Debt Obligations and Reaching Profitability, page 21

2. We note your response to comment 1 and the statement that the EFA will provide the ability to produce additional inventory and fund sales efforts. You also state that the cost of sales is expected to be $3.2 million for the second quarter of 2018. Since the equity line financing is tied to your market price, it appears that proceeds from the EFA could be significantly less than the amount needed under the projections. You also state that the

Michael Welch
Rocky Mountain High Brands, Inc.
February 2, 2018
Page 2

"new private label contract with CBD Alimentos SA de CV" and the EFA support your belief regarding increased revenues, $4 million of which are projected for the second quarter of 2018. It appears that as of the end of January 2018 Mexico had not legalized marijuana. Please revise to clarify your reasonable basis for the increased revenue projections.

Regulatory Matters, page 27

3. Please revise the discussion of regulations on page 27 to address Mexican regulations on marijuana and their impact on your operations, in particular the agreement with CBD Alimentos.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.